

Mail Stop 3561

June 28, 2017

Mr. Xiao Li Xin
Chief Financial Officer
China Southern Airlines Company Limited
278 Ji Chang Road
Guangzhou 510405
People's Republic of China

> **Re: China Southern Airlines Company Limited**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 001-14660**

Dear Mr. Xiao:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Annual Report on Internal Controls Over Financial Reporting, page 103

1. We note that in your management's report on internal control over financial reporting, you disclose that you assessed the effectiveness of ICFR based on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please tell us and revise to disclose the specific COSO framework in your assessment (i.e. 2013 COSO framework).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure